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                                   EXHIBIT 16



June 29, 2001



Securities and Exchange Commission
Washington DC  20549

Ladies and Gentlemen:

We were previously principal accountants for CorVu Corporation and, under the date of September 18, 2000, we reported on the consolidated financial statements of CorVu Corporation and subsidiaries as of and for the years ended June 30, 2000 and 1999. On June 22, 2001, we resigned as principal accountants. We have read CorVu Corporation's statements included under Item 4 of its Form 8-K dated June 29, 2001, and we agree with such statements, except that we are not in a position to agree or disagree whether the board of directors has taken action on the resignation or if they are in the process of identifying and engaging a new independent accountant.

                                                Very truly yours,



                                                /s/ KPMG LLP